UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 12)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            APCO ARGENTINA INC.
     -----------------------------------------------------------------
                              (Name of Issuer)


                 ORDINARY SHARES, PAR VALUE $.01 PER SHARE
  ----------------------------------------------------------------------
                      (Title of Class and Securities)


                                037489101000
  ----------------------------------------------------------------------
                               (CUSIP Number)

                            WILLIAM G. VON GLAHN
                        THE WILLIAMS COMPANIES, INC.
                            ONE WILLIAMS CENTER
                           TULSA, OKLAHOMA 74172
                               (918) 573-2000
  ----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               April 6, 2001
   ----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following [ ]

               Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



CUSIP No. 037489 10

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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        The Williams Companies, Inc.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (  )
                                                         (b)  (X )
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS

        00
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                 (  )

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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            NUMBER OF             7.      SOLE VOTING POWER
              SHARES                         - 0 -
           BENEFICIALLY           ------------------------------------
             OWNED BY             8.      SHARED VOTING POWER
               EACH                           5,075,398
            REPORTING             ------------------------------------
              PERSON              9.      SOLE DISPOSITIVE POWER
               WITH                           - 0 -
                                  ------------------------------------
                                  10.     SHARED DISPOSITIVE POWER
                                              5,075,398
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,075,398
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                         ( )
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                  68.96%
----------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO
----------------------------------------------------------------------



               This statement amends and supplements the Statement on
Schedule 13D dated October 23, 1987, as amended, (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission by The Williams Companies, Inc., a Delaware corporation ("Williams"), in connection with its ownership of ordinary shares, par value $.01 per share (the "Apco Ordinary Shares"), of Apco Argentina Inc., a Cayman Islands corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended in the following respect:

               On April 5, 2001, the Company, Apco Delaware, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Company ("Merger Subsidiary") and Globex Energy, Inc., a Delaware corporation ("Globex"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Subsidiary will be merged with and into Globex, with Globex being the surviving corporation of such merger (the "Merger"), and as a result of the Merger, Globex will become a wholly-owned subsidiary of the Company. At the Effective Time (as defined in the Merger Agreement) of the Merger, (i) each issued and outstanding share of common stock, no par value, of Globex (the "Globex Common Stock") will be converted into the right to receive 1.896 Apco Ordinary Shares and
(ii) each issued and outstanding share of Class A preferred stock, no par value, of Globex (the "Globex Preferred Stock") will be converted into the right to receive 3,846.154 Apco Ordinary Shares. In connection with the Merger, the Company shall change its name to Globex Energy, Inc.

               A copy of the Merger Agreement is attached hereto as Exhibit 12-1. The description of the Merger Agreement contained in this Amendment is qualified in its entirety by reference to the Merger Agreement.

               In connection with the execution of the Merger Agreement, the Company, Williams Global Energy (Cayman) Limited, a Delaware corporation("Williams Global"), a wholly owned subsidiary of Williams and the record owner of approximately 68.96% of the Company's outstanding ordinary shares prior to the Merger, and certain shareholders of Globex (the "Globex Group") will enter into a Shareholders Agreement (the "Shareholders Agreement") pursuant to which (i) the Board of Directors of the combined company will be increased to nine and divided into three staggered classes and (ii) Williams Global and the Globex Group will receive registration rights with regard to their shares of the combined company.

               A copy of the form of the Shareholders Agreement is attached here as Exhibit 12-2. The description of the Shareholders Agreement contained in this Amendment is qualified in its entirety by reference to the Shareholders Agreement.

               On April 5, 2001, Globex and Williams Global entered into a Voting and Lock-up Agreement (the "Williams Voting Agreement") pursuant to which Williams Global agreed to vote its ordinary shares of the Company in favor of the issuance of shares in the Merger and the approval of amendments to the Company's Articles of Association and Memorandum of Association and against any alternative transaction or any other matter which could reasonably be expected to facilitate the consummation of an alternative transaction.

               A copy of the Williams Voting Agreement is attached here as
Exhibit 12-3. The description of the Williams Voting Agreement contained in this Amendment is qualified in its entirety by reference to the Williams Voting Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is hereby amended in the following respect:

12-1 Agreement and Plan of Merger, dated as of April 5, 2001, by and among Apco Argentina Inc., Apco Delaware, Inc., and Globex Energy, Inc.

12-2 Form of Shareholders Agreement by and among Apco Argentina Inc., Williams Global Energy (Cayman) Limited, and certain shareholders of Globex Energy, Inc.

12-3 Voting and Lock-up Agreement, dated as of April 5, 2001, by and between Williams Global Energy (Cayman) Limited and Globex Energy, Inc.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 6, 2001

                                    THE WILLIAMS COMPANIES, INC.

                                    By: /s/ William G. von Glahn
                                        -----------------------------
                                        Name:  William von Glahn
                                        Title: Senior Vice President & General
                                               Counsel


                               Exhibit Index


12-1 Agreement and Plan of Merger, dated as of April 5, 2001, by and among Apco Argentina Inc., Apco Delaware, Inc., and Globex Energy, Inc.

12-2 Form of Shareholders Agreement, by and among Apco Argentina Inc., Williams Global Energy (Cayman)Limited, and certain share holders of Globex Energy, Inc.

12-3 Voting and Lock-up Agreement, dated as of April 5, 2001, by and between Williams Global Energy (Cayman) Limited and Globex Energy, Inc.